Exhibit 99.1

TD Bank to Issue Reset Medium Term Notes

Toronto, July 17, 2007 - The Toronto-Dominion Bank (TD), today announced that it intends to issue $1.8 billion of reset medium term notes.  The notes constitute subordinated indebtedness and will be issued pursuant to its medium term note program. The reset medium term notes, sold through an agency syndicate led by TD Securities Inc, are expected to be issued July 20, 2007 and will pay a coupon of 5.763% until December 18, 2017 and then reset every 5 years to the 5-year Government of Canada yield plus 1.99% thereafter until maturity on December 18, 2106.  The notes are redeemable at the Bank's option at par on December 18, 2017.  TD will include the issue as Tier 2A regulatory capital and intends to file in Canada a pricing supplement to its January 11, 2007  base shelf prospectus and July 12, 2007 prospectus supplement in respect of this issue.

The reset medium term notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group.  TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $397 billion in assets as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Michael Sheehan, Manager, Capital Finance, 416-982-2373